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                       [LOGO OF GS/2/ SECURITIES, INC.]

                                            June 17, 1996

The Female Health Company
919 North Michigan Ave. Ste. 2208
Chicago, IL 60611

     Attn: Mr. O.B. Parrish

Gentlemen:

     This letter amends and restates our previous engagement letter dated May 23, 1996, which previous letter is terminated and of no further force or effect. This letter confirms that GS/2/ Securities, Inc. ("GS/2/") is retained by The Female Health Company ("FHC") as placement agent to assist FHC in the sale of additional common stock (the "New Stock") registered under the Securities Act of 1933. It is presently contemplated that 1.5 million shares of New Stock will be offered to a limited number of institutional investors. The offering of the New Stock will not be underwritten, and the New Stock will be priced and be subject to such other restrictions as are negotiated.

     In accordance with this engagement, we will (i) provide advisory services including general business and financial analysis, transaction feasibility analysis, and pricing of the prospective offering, (ii) advise on transaction structure, (iii) assist in the identification of prospective investors, and (iv) counsel FHC as to strategy and tactics for negotiations with prospective investors, and if requested by FHC, participate in such negotiations. Prior to the termination of this Agreement, FHC will not retain another advisory firm to render these services.

     As consideration for our services in connection with this Agreement, FHC will (i) pay GS/2/ a transaction fee of $0.08 per share of New Stock issued, and
(ii) issue to GS/2/ 9,000 shares of FHC's common stock for each $1 million of gross proceeds received by the Company in the offering, up to a maximum of 54,000 shares. GS/2/ agrees that for a period of one year after it receives such shares it shall not sell, transfer, assign, pledge or hypothecate the shares except that GS/2/ may transfer the shares to its bonafide officers provided any such shares so transferred remain subject to this transfer restriction for the remainder of the initial one year period. The certificates for such shares shall bear an appropriate legend describing this restriction and stating the time period for which the restriction is operative. FHC may, in its discretion, elect to pay cash, at the offering price per share, in lieu of some or all of the stock compensation hereunder.
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The Female Health Company
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     Whether or not a transaction is consummated, FHC will reimburse GS/2/ for its out-of-pocket expenses, which shall include reasonable fees and disbursements of counsel, in connection with GS/2/ acting for FHC under this Agreement.

     Since GS/2/ will be acting on your behalf in connection with this Agreement, FHC agrees to indemnify and hold harmless GS/2/ and its affiliates, the respective directors, officers, agents and employees of GS/2/ and its affiliates and each other person, if any, controlling GS/2/ or its affiliates from and against any and all losses, claims, damages or liabilities (or actions in respect thereof) related to or arising out of any transaction contemplated by this Agreement, the engagement of GS/2/ pursuant to this Agreement, or the services performed by GS/2/ in connection therewith, and will reimburse GS/2/ and any other party entitled to be indemnified hereunder for all expenses (including reasonable fees and expenses of counsel) as they are incurred by GS/2/ or any other indemnified party in connection with investigating, preparing or defending any such action or claims, whether or not in connection with pending or threatened litigation, and whether or not GS/2/ is a party to such action, claim or pending or threatened litigation.

     FHC will not, however, be responsible for any claims, liabilities, losses, damages, or expenses that result primarily from GS/2/ or any other indemnified party's gross negligence or bad faith in performing the services which are the subject of this letter. You also agree that neither GS/2/ nor any of its affiliates nor any director, officer, employee, or agent of GS/2/ or any of its affiliates nor any other person, if any, controlling GS/2/ and its affiliates shall have liability (whether direct or indirect, in contract or tort or otherwise) to FHC in connection with any transaction, the engagement of GS/2/ pursuant to the Agreement or the services performed by GS/2/ in connection therewith except for any liability for such losses, claims, damages, or expenses incurred by FHC that result directly from GS/2/'s gross negligence or bad faith in performing the services which are contemplated within this letter.

     It is agreed that FHC will not be responsible for more than one counsel with respect to any claim for which indemnification is sought hereunder other than local counsel or other expert counsel necessary to properly respond to any such claim.

     FHC and GS/2/ agree if any indemnification or reimbursement to which GS/2/ or any other person would be entitled pursuant to the preceding paragraphs is determined to be unavailable to GS/2/ (or to

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The Female Health Company
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any other person who is entitled to such indemnification or reimbursement under the provisions of the preceding paragraphs) then FHC and GS/2/ shall contribute to the losses, claims, liabilities, damages, and expenses for which such indemnification or reimbursement is so determined unavailable. FHC and GS/2/ shall contribute to such losses, claims, liabilities, damages and expenses in such proportion as is appropriate to reflect the relative benefits to FHC, on the one hand, and GS/2/ on the other, in connection with the transaction contemplated herein. It is hereby agreed that the relative benefits to FHC, on the one hand, and GS/2/ on the other, with respect to any transaction or proposed transaction contemplated herein shall be deemed to be in the same proportion as (i) the total value of the transaction contemplated herein bears to (ii) the fee and other consideration contemplated herein to be paid to GS/2/ with respect to such transaction. GS/2/'s aggregate contribution to all such losses, claims, liabilities, damages, and expenses, however, shall not exceed the amount of fees and other consideration actually received by GS/2/ hereunder.

     The foregoing indemnification and contribution provisions shall survive any termination of the authorization provided by this Agreement.

     This Agreement shall extend until May 23, 1997 provided, however, that this Agreement may be terminated by FHC or GS/2/ at any time with or without cause, effective upon receipt of written notice to that effect by the other party. This Agreement is being executed by GS/2/ in the State of Wisconsin and it is understood that GS/2/ will perform its services hereunder in that State.

     Please confirm that the foregoing is in accordance with your understanding by signing and returning to GS/2/ the duplicate of this letter attached.

                                            Sincerely,
                                            GS/2/ Securities, Inc.

                                            By: /s/ Rick Cogswell
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Accepted and Agreed to as of the date hereof:
The Female Health Company

By: /s/ O. B. Parrish
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